13D

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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SCHEDULE 13D
(Rule 13d-101

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

AXION POWER INTERNATIONAL, INC.
(Name of Issuer)

Common Stock, par value $.0001 per share
(Title of Class of Securities)

05460X 10 9
(CUSIP Number)

Dr. Igor Filipenko
100 Caster Avenue
Vaughan, Ontario, Canada L4L 5Y9
(905) 264-1395
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 9, 2004
(Date of Event Which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box ( )

(Continued on following pages)

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CUSIP No. 875079105 13D
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1 NAME OF REPORTING PERSON                                        IGOR FILIPENKO
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                               N/A
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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a) ( )
                                                                         (b) (x)
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3 SEC USE ONLY
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4 SOURCE OF FUNDS*                                                            PF

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5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(D) OR 2(E)                                               ( )
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6 CITIZENSHIP OR PLACE OF ORGANIZATION                                   UKRAINE
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NUMBER OF SHARES                        7 SOLE VOTING POWER              570,000
BENEFICIALLY OWNED
BY EACH REPORTING
PERSON WITH:                            8 SHARED VOTING POWER            408,400

                                        9 SOLE DISPOSITIVE POWER       1,007,500

                                       10 SHARED DISPOSITIVE POWER       860,600
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11 AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON                                               1,868,100
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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                                              ( )
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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                      12.9%
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14 TYPE OF REPORTING PERSON*                                                  IN
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* SEE INSTRUCTIONS

1.    SECURITY AND ISSUER.

This statement on Schedule 13D ("Statement") relates to the $.0001 par value common stock (the "Common Stock"), of Axion Power International, Inc., a Delaware corporation formerly known as Tamboril Cigar Company which has its principal executive office at 100 Caster Avenue, Vaughan, Ontario Canada L4L 5Y9 (the "Issuer").

2.    IDENTITY AND BACKGROUND.

(a)	Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this schedule 13D Statement is hereby filed by Igor Filipenko, an individual (the "Reporting Person").

(b)	The Reporting Person’s business address is 100 Caster Avenue, Vaughan, Ontario Canada L4L 5Y9

(c)	The Reporting Person is a physician who is actively engaged in a variety of business activities in Canada and Ukraine.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)	The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that entered a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or found any violation with respect to such laws.

(f)    The Reporting Person is a citizen of Ukraine.

3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The purchase price for the securities described in Section 5 of this Statement included:

(a)	340,000 shares of the common stock of Axion Power Corporation, a Canadian Federal Corporation (“Axion”), that were beneficially owned by the Reporting Person and exchanged for 170,000 shares of the Issuer’s common stock in connection with a reverse takeover transaction between the Issuer and Axion (the “RTO”);

(b)	A $50,000 convertible note of Axion that was beneficially owned by the Reporting Person and exchanged for 50,000 shares of the Issuer’s common stock in connection with the RTO;

(c)	The Reporting Person’s 24% interest and his wife’s 12% interest in certain patents and other intellectual property owned by C and T Co. Incorporated, an Ontario corporation (“C&T”), that were transferred to the Issuer in exchange for 25,000,000 common stock purchase warrants in connection with the RTO; and

(d)	The Reporting Person’s 24% interest and his wife’s 12% interest in $200,000 in corporate funds owned by C&T that were used to purchase 20,000,000 shares of the Issuer’s outstanding common stock in connection with the RTO; and

(e)	$400,000 in corporate funds belonging to Turitella Corporation, a British Virgin Islands corporation that is an affiliate of the Reporting Person (“Turitella”), that were used to purchase 3,733,336 shares of the Issuer’s common stock and 3,733,336 common stock purchase warrants;

4.    PURPOSE OF TRANSACTION.

The Reporting Person and the other Axion stockholders entered into the RTO for the express purpose of obtaining collective control over the Issuer and managing the future business affairs of the Issuer and Axion.

On February 2,2004, the Reporting Person, along with five other individuals designated by Axion were appointed to serve as members of the Issuer’s board of directors until the next annual meeting of stockholders.

There are no agreements or understandings between the Reporting Person and the other Axion shareholders with respect to the future operations of the Issuer.

The Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

5. INTEREST IN SECURITIES OF THE ISSUER.

(a)	At the date of this Schedule, the Issuer had 13,560,500 common shares, 921,700 investor warrants, 1,796,300 capital warrants and 199,200 vested stock options outstanding. The following disclosures give effect to a 1 share for 16 reverse split that the Issuer effected in June 2004:

(i)	The Reporting Person exchanged 340,000 shares of Axion stock and a $50,000 Axion note owned by him for a total of 220,000 shares of the Issuer’s common stock in connection with the RTO.

(ii)	C&T agreed to transfer all of its right title and interest in certain patents and other intellectual property to the Issuer in exchange for warrants that are exercisable to purchase 1,562,900 shares of the Issuer’s common stock at a price of $2.00 per share until December 31, 2005. C&T promptly distributed the warrants to its stockholders. In connection with such distribution the Reporting Person received 437,500 warrants and the Reporting Person’s wife received 218,800 warrants.

(iii)	John L. Petersen and Sally A. Fonner (the “Selling Stockholder”) agreed to sell 1,250,000 shares of the Issuer’s outstanding common stock to C&T for $200,000; C&T promptly distributed the shares to its stockholders. . In connection with such distribution the Reporting Person received 350,000 shares of common stock and the Reporting Person’s wife received 175,000 shares of common stock.

(iv)	Turitella used $400,000 of its corporate funds to purchase 233,400 shares of the Issuer’s common stock and warrants that are exercisable to purchase 233,400 shares of the Issuer’s common stock. A total of 133,400 warrants are exercisable at a price of $2.00 per share until 30 days after the Issuer receives an order of effectiveness for a planned registration statement for the common stock underlying such warrants; when the exercise price will increase to $3.00 per share. The remaining 100,000 warrants are exercisable at a price of $3.00 per share until 30 days after the Issuer receives an order of effectiveness for a planned registration statement for the common stock underlying such warrants; when the exercise price will increase to $4.00 per share. All such warrants will expire on the seven-month anniversary of the effective date of the planned registration statement.

(v)	The Reporting Person is an officer and director of the Issuer and has received options to purchase an aggregate of 9,900 shares of the Issuer’s common stock that are not yet vested or exercisable. An option to purchase 6,300 shares of common stock at a price of $3.20 per share will vest on February 4, 2005 and an option to purchase 3,600 shares of common stock will vest on June 4, 2005.

(b)	The Reporting has sole investment and voting power with respect to the following securities:

•	570,000 shares common stock registered in his name; and

•	437,500 warrants registered in his name.

The Reporting has shared investment and voting power with respect to the following securities:

•	175,000 shares of common stock registered in his wife’s name

•	233,400 shares of common stock registered in the name of Turitella; and

•	218,800 warrants registered in his wife’s name; and

•	233,400 warrants registered in the name of Turitella.

(c)    Not applicable

(d)    Not applicable

(e)    Not applicable

6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not Applicable.

7. MATERIAL TO BE FILED AS EXHIBITS.
Not Applicable

SIGNATURES

After reasonable inquiry, I certify that to the best of my knowledge and belief the information set forth in this Statement is true, complete and correct.

Date: October 6, 2004

/s/ Igor Filipenko
Igor Filipenko